United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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     Summary of the Decisions Taken at a Meeting of the Board of Directors of Aracruz Celulose S.A., held on May 6, 2009.

1.	Subscription for a capital increase at ALÍCIA PAPÉIS S.A., using property for payment of the subscribed capital

1.1.	In compliance the provisions of Article 16, sections VII and XII, of the company’s By-Laws, the Board of Directors of ARACRUZ decided to authorize the Board OF Officers to approve and subscribe to a capital increase at its subsidiary ALÍCIA PAPÉIS S.A. (“Alicia”), by the estimated amount of R$ 1,811,558,609.28 (one billion, eight hundred and eleven million, five hundred and fifty-eight thousand, six hundred and nine reais and twenty-eight centavos), with the issuing of one (1) new nominative common share with no par value, at the issue price of R$ 1,811,558,609.28 (one billion, eight hundred and eleven million, five hundred and fifty-eight thousand, six hundred and nine reais and twenty-eight centavos), to be fully subscribed by the company and paid up using property from the company’s permanent assets.

	1.1.1.	Following the abovementioned decision, the Board of Directors decided to guide ARACRUZ ’s Board of Officers in taking the steps necessary to persuade Arapulp – Comércio e Importação e Exportação (Unipessoal), LDA, a fully-owned subsidiary of the company and also a shareholder of Alícia, to abdicate its right of preference, in subscribing to that part of Alicia’s capital increase to which it is legally entitled, in favor of

ARACRUZ.

1.2.	For the paying in of the capital increase referred to in item 1.1. above, ARACRUZ will transfer to Alicia the property comprising the company’s industrial installations in the municipality of Aracruz, in the state of Espírito Santo, and registered under nos 10,801 and 11,956, in Book 2, at the Office of Real-Estate Records in the Municipality of Aracruz, including, in addition to the land, all the foundations, buildings, improvements and equipment defined in items 1 and 3 of registration nº 10,801 and described in detail in the company’s own appraisal report (the “Property”). The value of the Property will be assessed by means of an appraisal, according to the provisions of the applicable legislation, based on the book value stated in the company’s trial balance of April 30, 2009, which value may vary, upwards or downwards, by an indeterminate amount, up to the date of the effective drawing up of the Property appraisal.

1.3.	Following the decisions described in the items above, the company’s Board of Officers is authorized to: (i) vote, at an Extraordinary General Shareholders Meeting of ALÍCIA PAPÉIS S.A., in favor of the capital increase and the appointment of BAKER TILLY BRASIL – ES AUDITORES INDEPENDENTES LTDA., an auditing firm duly registered with the CRC/ES under CRC no 2ES000289/O-5 and with the CNPJ (National Register of Legal Entities) under nº 27.243.377/0001-28, based in the city of Vitória, in the state of Espírito Santo, at Av. Nossa Senhora da Penha, nº 520, Praia do Canto, for the purpose of valuing the Property, all in compliance with the terms of Articles 8 and 170, paragraph 3 of Law nº 6,404/76; and (ii) take all necessary steps for the carrying out of the abovementioned decisions, with the authority to approve the appraisal and the capitalization, to sign any deeds, contracts, transfer documents or other documents, whether public or private, necessary to the official legalization of the aforementioned approved transactions, with no limitation as to the amount, and to effect their due registration with the appropriate bodies, as necessary. Furthermore, all acts that may have already been carried out, for the purpose of putting into effect the decisions taken, are hereby ratified.

2.	Signing of the Contracts with the company’s bank creditors

2.1.	It was also decided that the company’s Executive Board would be authorized to sign, in the capacity of debtor and/or guarantor of a subsidiary, financial contracts with the creditor banks that reflect the terms agreed for the refinancing of the debt deriving from financial derivative transactions, in accordance with the material information releases published on November 3rd and December 1st of 2008 and on January 19th and April 22nd of 2009, as well as financial contracts reflecting the terms negotiated with other banking creditors, notably export prepayment contracts under which the company has made a commitment to meet certain financial indices (“covenants”) that have been affected by the debt deriving from the financial derivative transactions.

2.2.	In order to carry out the acts necessary to fulfilling the decision described in item 2.1 above, the company’s Executive Board is fully authorized to sign deeds, contracts or other documents, whether public or private, necessary to the official legalization of the abovementioned approved transactions, as well as to provide any personal or tangible guarantees that may be agreed with the creditor institutions, without any limitation as to the amount.

3.	All acts that may already have been carried out, for the purpose of fulfilling the abovementioned decisions, are fully ratified.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 07, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer